CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Unaudited - Expressed in Canadian Dollars)

SILVERCREST METALS INC.
TABLE OF CONTENTS

2

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
AS AT

	September 30, 2019	December 31, 2018

ASSETS
Current assets
Cash and cash equivalents	$42,854,946	$44,013,742
Amounts receivable (note 5)	274,726	170,574
Taxes receivable	66,566	36,519
Prepaids	596,390	353,095
Total current assets	43,792,628	44,573,930

Non-current assets
Taxes receivable	6,531,079	3,877,934
Deposits	93,553	70,553
Property and equipment (notes 2 and 4)	2,213,043	1,302,884
Exploration and evaluation assets (note 3)	62,924,543	31,615,763
Total non-current assets	71,762,218	36,867,134

TOTAL ASSETS	$115,554,846	$81,441,064

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 5)	$7,079,443	$1,462,538
Lease liability (note 2)	173,093	-
Total current liabilities	7,252,536	1,462,538

Non-current liabilities
Lease liability (note 2)	380,762	-
Total liabilities	7,633,298	1,462,538

Shareholders' equity
Capital stock (note 6)	118,452,917	86,745,544
Share-based payment reserve (note 6)	9,747,649	6,196,165
Deficit	(20,279,018)	(12,963,183)
Total shareholders' equity	107,921,548	79,978,526

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$115,554,846	$81,441,064

Nature of operations (note 1)
Subsequent events (note 9)

Approved by the Board and authorized for issue on November 8, 2019:

"N. Eric Fier”	Director	“Graham C. Thody”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

	Three months ended		Nine months ended
	2019	2018	2019	2018

Depreciation (note 4)	$39,954	$861	$115,954	$2,542
Exploration expenditures	52,046	26,368	241,489	8,502
Foreign exchange loss (gain)	230,588	20,128	1,267,432	(366,948)
Gain on disposal of mineral property (note 3)	(47,306)	-	(47,306)	-
Impairment	-	642,283	-	642,283
Insurance	83,282	38,069	220,100	65,394
Interest expense (note 2)	14,130	-	44,692	-
Interest income	(207,628)	(101,148)	(753,596)	(177,803)
Management and director fees (note 5)	131,314	89,946	385,055	254,185
Office and miscellaneous	42,466	100,545	108,186	236,272
Professional fees (note 5)	140,580	96,431	558,612	227,751
Regulatory and transfer agent fees	191,590	135,750	373,289	197,646
Remuneration (note 5)	376,944	250,488	1,010,280	737,523
Share-based compensation (notes 5 and 6)	1,106,697	439,869	3,071,207	2,053,860
Shareholder and investor relations	34,851	52,506	121,176	170,505
Tradeshow and travel	207,772	112,896	599,265	356,626
Net and comprehensive loss for the period	$(2,397,280)	$(1,904,992)	$(7,315,835)	$(4,408,338)

Basic and diluted comprehensive loss per common share	$(0.03)	$(0.03)	$(0.08)	$(0.06)

Weighted average number of common shares outstanding	88,832,841	73,550,799	86,598,048	68,792,829

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	4

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(7,315,835)	$(4,408,338)
Items not affecting cash:
Depreciation	115,954	2,542
Gain on disposal of mineral property	(47,306)	-
Impairment	-	642,283
Interest expense	44,692	-
Interest income	(753,596)	(177,803)
Share-based compensation	3,071,207	2,053,860
Changes in non-cash working capital items:
Amounts receivable	37,434	22,542
Taxes receivable	(2,683,192)	(1,857,234)
Prepaids and deposits	(266,295)	(161,781)
Accounts payable and accrued liabilities	(126,771)	30,316
Net cash used in operating activities	(7,923,708)	(3,853,613)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	612,010	119,471
Exploration and evaluation assets	(24,656,534)	(11,130,564)
Option payment received	456,844	126,007
Purchase of property and equipment	(452,911)	(329,783)
Net cash used in investing activities	(24,040,591)	(11,214,869)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	32,712,841	20,446,533
Capital stock issuance costs	(1,771,449)	(1,432,994)
Payment of lease liabilities	(135,889)	-
Net cash provided by financing activities	30,805,503	19,013,539

Change in cash and cash equivalents, during the period	(1,158,796)	3,945,057
Cash and cash equivalents, beginning of the period	44,013,742	10,116,324
Cash and cash equivalents, end of the period	$42,854,946	$14,061,381

Cash and cash equivalents is represented by:
Cash	$25,470,696	$1,284,798
Cash equivalents	17,384,250	12,776,583
Total cash and cash equivalents	$42,854,946	$14,061,381

Non-cash investing activities
Capitalized to property and equipment
Accounts payable and accrued liabilities	$-	$1,766
Right of use asset recognized upon accounting policy change	$645,052	$-
Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$6,733,008	$1,009,013
Fair value of shares issued for mineral property	$-	$367,526
Depreciation	$71,850	$40,356
Share-based compensation	$1,103,740	$252,982
Non-cash financing activities
Capital stock issuance costs in accounts payable and accrued liabilities	$42,129	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	5

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2017	63,602,903	$29,899,525	$3,278,378	$(7,191,633)	$25,986,270

Capital stock issued	8,666,250	18,000,333	-	-	18,000,333
Shares issued for mineral property	140,277	367,526	-	-	367,526
Capital stock issuance costs, net of recovery	-	(1,332,718)	-	-	(1,332,718)
Warrants exercised	1,327,800	2,408,600	-	-	2,408,600
Stock options exercised	235,000	59,243	(21,643)	-	37,600
Share-based compensation	-	-	2,306,842	-	2,306,842
Net and comprehensive loss for the period	-	-	-	(4,408,338)	(4,408,338)

Balance at September 30, 2018	73,972,230	49,402,509	5,563,577	(11,599,971)	43,366,115

Capital stock issued	8,220,645	30,663,006	-	-	30,663,006
Shares issued for mineral property	96,473	315,466	-	-	315,466
Capital stock issuance costs, net of recovery	-	(243,142)	-	-	(243,142)
Warrants exercised	2,183,285	6,493,280	-	-	6,493,280
Stock options exercised	450,000	114,425	(42,425)	-	72,000
Share-based compensation	-	-	675,013	-	675,013
Net and comprehensive loss for the period	-	-	-	(1,363,212)	(1,363,212)

Balance at December 31, 2018	84,922,633	86,745,544	6,196,165	(12,963,183)	79,978,526

Capital stock issued (note 6)	5,206,300	30,163,855	-	-	30,163,855
Capital stock issuance costs (note 6)	-	(1,628,931)	-	-	(1,628,931)
Shares cancelled and returned to treasury (note 6)	(62,722)	-	-	-	-
Warrants exercised (note 6)	1,044,404	1,514,386	-	-	1,514,386
Stock options exercised (note 6)	785,000	1,658,063	(623,463)	-	1,034,600
Share-based compensation (note 6)	-	-	4,174,947	-	4,174,947
Net and comprehensive loss for the period	-	-	-	(7,315,835)	(7,315,835)

Balance at September 30, 2019	91,895,615	$118,452,917	$9,747,649	$(20,279,018)	$107,921,548

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	6

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

1.        NATURE OF OPERATIONS

SilverCrest Metals Inc. (the “Company” or “SilverCrest”) is a Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange under the symbol “SIL” and on the NYSE-American under the symbol “SILV”. The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

While the Company currently has no source of revenue, its cash and cash equivalents of $43 million, as of September 30, 2019, contribute to working capital of $37 million, which management believes will be sufficient to fund its minimum exploration activities and general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to advance beyond the currently planned surface and underground exploration programs at Las Chispas, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. These condensed consolidated interim financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.        SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in notes 2 and 3, respectively, of those consolidated financial statements, and have been consistently applied, except for the adoption of IFRS 16, starting on January 1, 2019, in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Certain comparative figures have been reclassified to conform to the current period presentation.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on November 8, 2019.

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, NorCrest Metals Inc., a Canadian corporation, Minera La Llamarada, S.A. de C.V., a Mexican corporation, and Babicanora Agricola del Noroeste S.A. de C.V., a Mexican corporation. The Company consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

Adoption of new accounting policy - leases

Impact of application of IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective application method, where the 2018 comparatives are not restated and the cumulative effect of initially applying IFRS 16 has been recorded on January 1, 2019 for any differences identified. The Company has determined that the adoption of IFRS 16 resulted in no adjustments to the opening balance of accumulated deficit.

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting policy – leases (continued)

Impact of application of IFRS 16 Leases (continued)

IFRS 16 introduces significant changes to the lessee accounting by removing the distinction between operating and finance leases under IFRS 17 and requiring the recognition of a right-of-use asset (“ROU asset”) and a lease liability at the lease commencement for all leases, except for short-term leases (lease terms of 12 months or less) and leases of low value assets.

In applying IFRS 16 for all leases, except as noted above, the Company (i) recognizes the ROU asset and lease liabilities in the statement of financial position, initially measured at the present value of future lease payments; (ii) recognizes the depreciation of ROU assets and interest on lease liabilities in the consolidated statement of comprehensive loss; and (iii) separates the total amount of cash paid into a principal portion (presented in financing activities) and interest (presented within operating activities) in the consolidated statement of cash flows. For short-term leases and leases of low value assets, the Company has opted to recognize a lease expense on a straight-line basis, and this expense is presented within office and miscellaneous in the consolidated statement of comprehensive loss.

The Company has made use of the following practical expedients available on transition to IFRS 16:

  Measure the ROU assets equal to the lease liability calculated for each lease;
  Apply the recognition exemptions for low value leases and leases that end within 12 months of the date of initial application, and account for them as low value and short-term leases, respectively; and
  Accounting for non-lease components and lease components as a single lease component.

In transitioning to IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement. This analysis identified a contract containing a lease that had an equivalent increase to both the Company’s ROU assets and lease liabilities, which resulted in a $645,052 adjustment. The incremental borrowing rate for lease liabilities initially recognized on adoption of IFRS 16 was 10.10% .

The cumulative effect of the changes made to the consolidated statement of financial position as at January 1, 2019 for the adoption of IFRS 16 is as follows:

			As reported under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy
Property and equipment	$1,302,884	$645,052	$1,947,936
Lease liability (current)	-	(173,093)	(173,093)
Lease liability (non-current)	-	(471,959)	(471,959)
	$1,302,884	$-	$1,302,884

The operating lease obligations as at December 31, 2018 are reconciled as follows to the recognized lease liabilities as at January 1, 2019:

Operating lease obligations as at December 31, 2018	$830,425
Low value lease	(3,390)
Effect from discounting at the incremental borrowing rate as at January 1, 2019	(181,983)
Lease liabilities due to initial application of IFRS 16 at January 1, 2019	$645,052

New accounting policy for leases under IFRS 16

The Company assesses whether a contract is or contains a lease, at the inception of a contract. The Company recognizes a ROU asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions: (i) the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months, or (ii) for leases of low value. The payments for such leases are recognized in the consolidated statement of comprehensive loss on a straight-line basis over the lease term.

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting policy – leases (continued)

New accounting policy for leases under IFRS 16 (continued)

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in property and equipment, and the lease liability is presented as a separate line in the consolidated statement of financial position. Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU asset and lease liability. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statement of comprehensive loss.

Lease liabilities

The Company leases office space and has one other lease which is considered a low value lease and as such is included in the statement of comprehensive loss and not the statement of financial position. Interest expense on the lease liabilities amounted to $44,692 for the nine months ended September 30, 2019. The Company did not incur any variable lease payments and there were no leases with residual value guarantees or leases not yet commenced to which the Company is committed. The expense relating to the low value lease amounted to $1,360 for the nine months ended September 30, 2019.

Lease liabilities	September 30, 2019
Lease liabilities	$553,855
Less: current portion	(173,093)
Long-term portion	$380,762

Undiscounted lease payments	September 30, 2019
Not later than 1 year	$181,184
Later than 1 year and not later than 5 years	477,301
$658,485

3.        EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, titles to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

3.        EXPLORATION AND EVALUATION ASSETS (continued)

	Las Chispas	Guadalupe	Total
Balance at December 31, 2018	$31,206,225	$409,538	$31,615,763
Expenditures	31,718,318	-	31,718,318
Recovery of exploration and evaluation assets	-	(409,538)	(409,538)
Balance at September 30, 2019	$62,924,543	$-	$62,924,543

Las Chispas Property, Sonora, Mexico

The following table details exploration and evaluation asset expenditures at the Company’s Las Chispas Property located in Sonora, Mexico:

	Cumulative to	Expenditures	Cumulative to	Expenditures	Cumulative to
	December 31,	during the	December 31,	during the	September 30,
	2017	year	2018	period	2019
Acquisition costs:
Option, concession, and surface rights payments	$935,592	$3,861,590	$4,797,182	$630,527	$5,427,709
Exploration and evaluation expenditures:
Assays	1,390,283	1,422,284	2,812,567	1,525,575	4,338,142
Decline construction and underground workings	-	-	-	6,338,503	6,338,503
Depreciation (note 4)	38,305	54,762	93,067	71,850	164,917
Drilling	7,468,232	10,044,369	17,512,601	16,910,867	34,423,468
Field and administrative costs	1,210,101	636,955	1,847,056	1,012,661	2,859,717
Metallurgy	-	-	-	421,651	421,651
Salaries and remuneration (notes 5)	1,128,811	1,344,513	2,473,324	2,257,163	4,730,487
Share-based compensation (notes 5 and 6)	313,820	437,021	750,841	1,103,740	1,854,581
Technical consulting services and studies	251,306	393,109	644,415	1,361,378	2,005,793
Travel and lodging	204,474	70,698	275,172	84,403	359,575
TOTAL	$12,940,924	$18,265,301	$31,206,225	$31,718,318	$62,924,543
10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

3.        EXPLORATION AND EVALUATION ASSETS (continued)

Las Chispas Property, Sonora, Mexico (continued)

The Las Chispas Property consists of 28 concessions, totalling approximately 1,400 hectares. The following table summarizes the option payments for these mineral concessions. Except as disclosed below, the Company has either 100% ownership of or the rights to purchase 100% ownership of these concessions.

			Future option			Prior option	Total option
	# of		payments	Paid in 2019	Paid in 2018	payments	payments
Property	concessions	Title %	(US$)	(US$)	(US$)	(US$)	(US$)

Las Chispas	6	100%	$-	$-	$-	$-	$-

Las Chispas	1	100%	$-	$-	$100,000	$50,000	$150,000

A 2% net smelter return royalty is payable for material from this concession that has processed grades greater than or equal to 40 ounces per tonne of silver and 0.5 ounces per tonne of gold, combined. In 2018, the Company made an option payment of $126,510 (US$ 100,000) and exercised its option to acquire 100% title to the concession.

Las Chispas	13	100%	$-	$-	$2,525,000	$425,000	$2,950,000

The Company received the right and option to purchase an undivided 100% title in 13 concessions for total consideration of US$2,950,000. During 2017, the Company and the concession holder agreed to amend the schedule of remaining payments. The original payment schedule detailed a final payment of US$2,725,000 on June 2, 2018, of which US$500,000 was payable in common shares of SilverCrest and an additional US$500,000, at the concession holder’s option, could be paid in common shares of SilverCrest. As a result, during 2018, the Company paid $2,644,144 (US$2,025,000) in cash and US$500,000 in common shares for a total of US$2,525,000, as amended. The Company issued 236,750 common shares with a fair value of $682,992 (note 6), which was recorded as an acquisition cost. The concession holder did not exercise their right to receive common shares. Total acquisition costs of $3,327,136 were recorded in 2018 and the Company exercised its option to acquire 100% of the concessions.

Las Chispas	1	100%	$-	$95,000	$-	$55,000	$150,000

During the nine months ended September 30, 2019, the Company made an option payment of $127,082 (US$95,000) and exerercised its option to acquire 100% title to the concession.

Las Chispas	4	100%	$-	$360,000	$146,400	$65,000	$571,400

The Company had the right and option to purchase an undivided 100% title in four concessions for total consideration of US$575,000. On June 27, 2018, the Company and an option holder representing a 20% title to the four mining concessions agreed to amend the schedule of remaining payments whereby the Company could exercise its option and earn a 20% interest in the concessions. The original payment schedule called for a payment of US$20,000 (of a total US$100,000) on May 20, 2019 and US$70,000 (of a total US$350,000) on May 20, 2020. The amended payment schedule called for an option payment of US$86,400, representing a 4% discount to the original total remaining payments of US$90,000, on June 27, 2018, for an amended total of US$571,400. As a result, the Company made a payment of $111,551 (US$86,400), as amended, and earned a 20% interest in the concessions. In 2018, in relation to these concessions, the Company made total option payments of $189,017 (US$146,400). During the nine months ended September 30, 2019, the Company made the remaining payments totalling $476,728 (US$360,000) and exercised its option to acquire the remaining 80% of the concessions.

Las Chispas	1	67%	$-	$-	$5,000	$-	$5,000

The remaining 33% of this 1.7 hectare concession is owned by a local Mexican family and not optioned to SilverCrest. None of the Company's Mineral Resource is located on this concession.

Las Chispas	2	0%	$150,000	$-	$26,697	$-	$176,697

During 2018, the Company acquired an option to purchase the rights to mining concession applications from a local Mexican company. The Company also agreed to pay US$150,000 upon receiving 100% title to the concessions. The title transfer of the concessions is pending until the applications are issued as mining concessions.

Total Las Chispas Concessions	28	$150,000	$455,000	$2,803,097	$595,000	$4,003,097
11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

3.        EXPLORATION AND EVALUATION ASSETS (continued)

Cruz de Mayo Property, Sonora, Mexico

The following table summarizes the option payments for concessions at the Cruz de Mayo Property in Sonora, Mexico:

			Future option			Prior option	Total option
	# of		payments	Paid in 2019	Paid in 2018	payments	payments
Property	concessions	Title %	(US$)	(US$)	(US$)	(US$)	(USD$)
Cruz de Mayo	1	100%	$-	$-	$-	$-	$-
Cruz de Mayo	1	0%	$655,000	$-	$100,000	$245,000	$1,000,000

The Company had an option to purchase a 100% interest in the El Gueriguito concession, which was terminated in December 2017. As a result, during 2017, the Company recorded impairment expense of $76,387 for related previously capitalized costs. During 2018, the Company reinstated its option agreement for this concession and made payments of $130,575 (US$100,000). While the Company continues to have either a 100% interest or the option to purchase a 100% interest in the Cruz de Mayo concessions, no substantive exploration expenditures are currently budgeted nor planned. As a result, during 2018, the Company recorded impairment expense of $97,488 for all remaining capitalized costs relating to these concessions. Subsequent to September 30, 2019, the Company delivered a notice of termination to the owner of the El Guereguito mining concession.

Total Cruz de Mayo	2	$655,000	$-	$100,000	$245,000	$1,000,000

Other properties in Mexico

The Company’s other Mexican exploration properties include Angel de Plata and Estacion Llano. While the Company continues to have a 100% interest in these properties, no substantive exploration expenditures are currently budgeted nor planned. During 2018, the Company recorded an impairment expense for all previously capitalized costs related to these properties.

The Company also had a 100% interest in the Guadalupe property. On February 28, 2018, the Company entered into an option agreement whereby the optionee could earn a 100% interest in the Guadalupe property by making staged payments of $126,007 (US$100,000) upon signing (received), $132,704 (US$100,000) on February 28, 2019 (received), and US$300,000 on February 28, 2020. During the nine months ended September 30, 2019, the Company agreed to discount the final payment to US$250,000 in exchange for an accelerated payment from the optionee. Accordingly, the Company received $324,140 (US$250,000) and the optionee exercised its option to earn 100% title to the property. The Company recorded option payments and the reimbursement of concession taxes as a recovery and credited it against the carrying value of the Guadalupe property. As a result, the Company recorded a gain on disposal of the Guadalupe property of $47,306.

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

4.        PROPERTY AND EQUIPMENT

				Right of
	Building(1)	Computer	Equipment	use asset	Vehicle	Land(2)	Total
Cost
Balance at December 31, 2017	$-	$32,432	$78,446	$-	$107,426	$854,974	$1,073,278
Additions	-	9,664	629	-	111,756	238,530	360,579
As at December 31, 2018	-	42,096	79,075	-	219,182	1,093,504	1,433,857
Recognition of right of use asset upon initial adoption of accounting policy (note 2)	-	-	-	645,052	-	-	645,052
Additions	245,654	16,081	55,299	-	135,877	-	452,911
As at September 30, 2019	$245,654	$58,177	$134,374	$645,052	$355,059	$1,093,504	$2,531,820

Accumulated depreciation
Balance at December 31, 2017	$-	$17,862	$17,143	$-	$37,235	$-	$72,240
Depreciation for the year	-	8,370	8,009	-	42,354	-	58,733
As at December 31, 2018	-	26,232	25,152	-	79,589	-	130,973
Depreciation for the period(3)	8,977	9,069	9,041	105,554	55,163	-	187,804
As at September 30, 2019	$8,977	$35,301	$34,193	$105,554	$134,752	$-	$318,777

Carrying amounts
As at December 31, 2018	$-	$15,864	$53,923	$-	$139,593	$1,093,504	$1,302,884
As at September 30, 2019	$236,677	$22,876	$100,181	$539,498	$220,307	$1,093,504	$2,213,043

(1)	During the nine months ended September 30, 2019, the Company constructed and purchased buildings for use at the Las Chispas Property.
(2)	During 2018, the Company purchased land located in Sonora, Mexico.
(3)	During the nine months ended September 30, 2019, depreciation of $71,850 (September 30, 2018 – $40,356) was included in exploration and evaluation assets (note 3).

5.        RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2019, the Company paid or accrued professional fees of $135,522 (September 30, 2018 – $54,631) and capital stock issuance costs of $128,792 (September 30, 2018 – $111,916), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At September 30, 2019, $19,166 (December 31, 2018 – $105,375) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”). Key management personnel compensation is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2019	September 30, 2018
Management fees(1)	$251,622	$183,750
Management remuneration(2)	524,947	275,143
Director fees	126,305	52,435
Share-based compensation(3), (4)	3,515,433	1,869,712
	$4,418,307	$2,381,040

(1) Management fees were paid to a company controlled by the CEO.

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

5.        RELATED PARTY TRANSACTIONS (continued)

Key management compensation (continued)

(2)

During the nine months ended September 30, 2019, remuneration and short-term benefits were paid to the President, CFO, and COO, of which $178,673 (September 30, 2018 – $Nil) was recorded as exploration and evaluation expenditures (note 3). During the nine months ended September 30, 2018, remuneration and short-term benefits were paid to the President and CFO.

(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to all directors and officers of the Company.
(4)

During the nine months ended September 30, 2019, the Company recorded share-based compensation of $1,029,445 (September 30, 2018 – $Nil) for the vested portion of options granted to the COO and the Company’s VP of Exploration and Technical Services (the “VP, Exploration”), of which $775,196 was recorded as exploration and evaluation expenditures (note 3) and $254,249 was expensed.

Other transactions

During the nine months ended September 30, 2019, the Company:

  paid remuneration of $121,954 (September 30, 2018 – $112,545) to the VP, Exploration, who is an immediate family member of the CEO, of which $56,819 (September 30, 2018 – $65,691) was recorded as exploration and evaluation expenditures (note 3) and $65,135 (September 30, 2018 – $46,854) was expensed. During the nine months ended September 30, 2018, before being appointed VP, the Company recorded $141,062 of share-based compensation for the vested portion of stock options granted to this employee, of which $82,336 was recorded as exploration and evaluation expenditures and $58,726 was expensed;

  paid remuneration of $76,036 (September 30, 2018 – $68,671) to an employee providing technical services who is an immediate family member of the CEO, of which $53,758 (September 30, 2018 – $48,049) was recorded as exploration and evaluation expenditures (note 3) and $22,278 (September 30, 2018 – $20,622) was expensed. The Company also recorded share-based compensation of $74,488 (September 30, 2018 – $31,801) for the vested portion of stock options granted to this employee, of which $54,052 (September 30, 2018 – $22,251) was recorded as exploration and evaluation expenditures (note 3) and $20,436 (September 30, 2018 – $9,550) was expensed;

  paid remuneration of $20,609 (September 30, 2018 – $Nil) to an employee providing technical services who is an immediate family member of the COO which was recorded as exploration and evaluation expenditures (note 3); and

  recorded loans receivable at September 30, 2019 of $85,897 (December 31, 2018 – $40,499) due from officers of the Company.

The Company has an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. During the nine months ended September 30, 2019, the Company allocated to Goldsource $180,582 (September 30, 2018 – $87,418) for its share of these expenses, of which $15,723 (December 31, 2018 – $79,105) was receivable from Goldsource at September 30, 2019.

6.        CAPITAL STOCK

Authorized shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

At September 30, 2019, the Company had 91,895,615 common shares and no preferred shares outstanding.

Nine months ended September 30, 2019

On January 11, 2019, the Company completed a private placement, with the new COO of the Company, of 100,000 units at a price of $2.92 per unit for gross proceeds of $292,000. Each unit consisted of one common share and one half-warrant. Each whole warrant entitles the holder to purchase one common share at a price of $4.03 per share until January 11, 2021. The Company did not pay a finder’s fee in connection with the private placement and incurred $13,998 of capital stock issuance costs.

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

6.        CAPITAL STOCK (continued)

Issued and outstanding (continued)

Nine months ended September 30, 2019 (continued)

The Company cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 entered into between the Company and Computershare Trust Company of Canada (“Computershare”). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement (“the Arrangement”) dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25,308,855. The Company incurred $1,560,010 of related capital stock issue costs.

On August 16, 2019, the Company completed a private placement with SSR Mining Inc. (“SSR Mining”) of 780,000 common shares at a price of $5.85 per common share for gross proceeds of $4,563,000. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company incurred $54,923 of related capital stock issue costs.

The Company issued a total of 1,044,404 common shares at $1.45 per common share for gross proceeds of $1,514,386 upon the exercise of warrants. The Company also issued 785,000 common shares at prices ranging from $0.16 to $3.24 per common share for gross proceeds of $1,034,600 upon the exercise of stock options. Accordingly, the Company reallocated $623,463 from reserves to capital stock.

Year ended December 31, 2018

On January 17, 2018, the Company completed a private placement, with the President of the Company, of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988. Each unit consisted of one common share and one half-warrant. Each whole warrant entitles the holder to purchase one common share at a price of $2.29 per share until January 17, 2020. The Company did not pay a finder’s fee in connection with the private placement and incurred $15,817 of capital stock issuance costs.

On May 17, 2018, the Company completed a short-form prospectus offering of 8,214,450 common shares at a price of $2.10 per common share for gross proceeds of $17,250,345. The Company incurred $1,313,612 of related capital stock issuance costs.

On December 7, 2018, the Company completed a private placement with SSR Mining of 8,220,645 common shares at a price of $3.73 per common share for gross proceeds of $30,663,006. The Company did not pay a finder’s fee in connection with the private placement and incurred $245,823 of capital stock issuance costs.

During 2018, the Company issued an aggregate of 236,750 common shares to a mineral property concession holder pursuant to a mineral property option agreement (note 3). The fair value of the shares was $682,992 and the Company incurred $10,007 in related capital stock issuance costs.

During 2018, the Company issued 1,052,500 common shares at $1.45 per common share and 2,458,585 common shares at $3.00 per common share for total gross proceeds of $8,901,880 on the exercise of warrants. The Company incurred $2,257 of related capital stock issuance costs. The Company also issued 685,000 common shares at $0.16 per common share for gross proceeds of $109,600 on the exercise of options. Accordingly, the Company reallocated $64,068 from reserves to capital stock.

During 2018, the Company recovered $11,656 of capital stock issuance costs for shares issued in prior years.

15

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

6.        CAPITAL STOCK (continued)

Warrants

Warrant transactions during the period (year) are as follows:

	Nine months ended September 30, 2019		Year ended December 31, 2018
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period (year)	3,959,805	$1.50	7,402,655	$2.00
Issued	50,000	4.03	225,900	2.29
Exercised	(1,044,404)	1.45	(3,511,085)	2.54
Expired	-	-	(157,665)	3.00
Outstanding, end of period (year)	2,965,401	$1.56	3,959,805	$1.50

The warrants outstanding at September 30, 2019 are as follows:

		Remaining life	Number
Expiry date	Exercise price	(years)	of warrants
December 19, 2019	$1.45	0.22	2,689,501
January 17, 2020	$2.29	0.30	225,900
January 11, 2021	$4.03	1.28	50,000
			2,965,401

The weighted average remaining life of warrants outstanding is 0.24 years.

Stock options

The Company has a “rolling 10%” Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company’s stock option transactions during the period (year) is as follows:

	Nine months ended September 30, 2019		Year ended December 31, 2018
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of period (year)	7,627,500	$1.99	4,825,000	$1.24
Issued	1,125,000	7.72	3,487,500	2.66
Exercised	(785,000)	1.32	(685,000)	0.16
Outstanding, end of period (year)	7,967,500	$2.86	7,627,500	$1.99

During the nine months ended September 30, 2019, the Company granted:

  150,000 stock options to a new director and employees that can be exercised at a price of $4.54 per share until May 30, 2024; and
  975,000 stock options to directors, officers, employees, and consultants that can be exercised at a price of $8.21 per share until September 4, 2024.

During 2018, the Company granted:

  500,000 stock options, on January 2, 2018, to the President of the Company that can be exercised at a price of $1.84 per share until January 2, 2023;
  955,000 stock options to directors, officers, employees, and consultants that can be exercised at a price of $1.94 per share until January 4, 2023;
  50,000 stock options to an employee that can be exercised at a price of $2.37 per share until March 1, 2023;
  100,000 stock options to a director that can be exercised at a price of $2.69 per share until May 31, 2023;
  100,000 stock options to a director that can be exercised at a price of $3.41 per share until November 11, 2023;
16

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

6.        CAPITAL STOCK (continued)

Stock options (continued)

2018 (continued)

  200,000 stock options to the COO that can be exercised at a price of $3.30 per share until November 13, 2023; and
  1,582,500 stock options to directors, officers, employees, and consultants that can be exercised at a price of $3.24 per share until December 14, 2023.

Options granted during 2019 and 2018 vest over a one-year period, with 25% vesting after each of three months, nine months, nine months, and twelve months after the grant date, respectively.

Stock options outstanding and exercisable at September 30, 2019 are as follows:

		Options outstanding		Options exerciseable
		Number of shares	Remaining life	Number of shares
Expiry date	Exercise price	issuable on exercise	(years)	issuable on exercise
June 30, 2020*	$1.88 - $3.24	55,000	0.75	53,750
December 9, 2020	$0.16	1,225,000	1.19	1,225,000
October 17, 2021	$2.56	100,000	2.05	100,000
December 9, 2021	$2.30	1,250,000	2.19	1,250,000
January 3, 2022	$2.55	100,000	2.26	100,000
August 4, 2022	$1.88	765,000	2.85	765,000
January 2, 2023	$1.84	500,000	3.26	500,000
January 4, 2023	$1.94	877,500	3.27	877,500
May 31, 2023	$2.69	100,000	3.67	100,000
November 11, 2023	$3.41	100,000	4.12	75,000
November 13, 2023	$3.30	200,000	4.12	150,000
December 14, 2023	$3.24	1,570,000	4.21	1,175,625
May 30, 2024	$4.54	150,000	4.67	37,500
September 4, 2024	$8.21	975,000	4.93	-
		7,967,500		6,409,375

*Note: the expiry date of these options was modified during the nine months ended September 30, 2019. See “Share-based compensation”, below.

The weighted average remaining life of options outstanding is 3.15 years.

Share-based compensation

The fair value of options granted during the nine months ended September 30, 2019 and during 2018 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2019	December 31, 2018
Expected option life (years)	4.45	4.67
Expected volatility	71.28%	88.62%
Expected dividend yield	-	-
Risk-free interest rate	1.22%	2.00%
Expected forfeiture rate	1.00%	1.00%
Fair value per option	$4.25	$1.74
Total fair value	$4,785,290	$6,069,960
17

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

6.        CAPITAL STOCK (continued)

Share-based compensation (continued)

During the nine months ended September 30, 2019, the Company recognized share-based compensation of $887,398 for the vested portion of options granted during the period of which $717,171 was expensed and $170,227 was capitalized as exploration expenditures (note 3). The Company also recognized share-based compensation of $3,186,897 for the vested portion of options granted during 2018, for which $2,253,384 was expensed and $933,513 was capitalized as exploration expenditures (note 3).

During the nine months ended September 30, 2019, the Company modified the expiry date of 55,000 options, with exercise prices ranging from $1.88 to $3.24 per share, to June 30, 2020. The original expiry dates ranged from December 9, 2020 to December 13, 2023. As a result of this modification, the Company recognized the incremental fair value of the options of $100,652 as stock-based compensation expense.

During the nine months ended September 30, 2018, the Company recognized share-based compensation expense of $2,025,881 for the vested portion of stock options granted during that period, of which $1,807,433 was expensed and $218,448 was capitalized as exploration expenditures. The Company also recognized share-based compensation of $280,961 for the vested portion of stock options previously granted during 2017, of which $246,427 was expensed and $34,534 was capitalized as exploration expenditures.

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Nine months ended	Year ended
	September 30, 2019	December 31, 2018
Balance, beginning of period (year)	$6,196,165	$3,278,378
Share-based compensation	4,174,947	2,981,855
Stock options exercised, reallocated to capital stock	(623,463)	(64,068)
Balance, end of period (year)	$9,747,649	$6,196,165

7.        SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

	Canada	Mexico	Total
Comprehensive loss

Nine months ended September 30, 2019
Net loss for the period	$6,844,955	$470,880	$7,315,835

Nine months ended September 30, 2018
Net loss for the period	$3,999,925	$408,413	$4,408,338

Non-current assets and liabilities

September 30, 2019
Taxes receivable	$-	$6,531,079	$6,531,079
Deposits	$93,553	$-	$93,553
Property and equipment	$560,825	$1,652,218	$2,213,043
Exploration and evaluation assets	$-	$62,924,543	$62,924,543
18

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

7.        SEGMENTED INFORMATION (continued)

Geographical segmented information (continued)

	Canada	Mexico	Total
December 31, 2018
Taxes receivable	$-	$3,877,934	$3,877,934
Deposits	$70,553	$-	$70,553
Property and equipment	$10,053	$1,292,831	$1,302,884
Exploration and evaluation assets	$-	$31,615,763	$31,615,763

8.        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short-term nature of these instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s cash and cash equivalents are measured using level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments:

	FVTPL	Amortized cost	Amortized cost	Total
September 30, 2019		(financial assets)	(financial liabilities)
Financial assets
Cash and cash equivalents	$42,854,946	$-	$-	$42,854,946
Amounts receivable	-	274,726	-	274,726
Total financial assets	$42,854,946	$274,726	$-	$43,129,672

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$7,079,443	$7,079,443
Lease liability	-	-	553,855	553,855
Total financial liabilities	$-	$-	$7,633,298	$7,633,298

December 31, 2018
Financial assets
Cash and cash equivalents	$44,013,742	$-	$-	$44,013,742
Amounts receivable	-	170,574	-	170,574
Total financial assets	$44,013,742	$170,574	$-	$44,184,316

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$1,462,538	$1,462,538
19

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2019

9.        SUBSEQUENT EVENTS

Subsequent to September 30, 2019, the Company:

  issued 358,500 common shares at $1.45 per share for gross proceeds of $519,825 upon the exercise of warrants;

  issued 225,900 common shares at $2.29 per share for gross proceeds of $517,311 upon the exercise of warrants;

  issued 10,000 common shares at $2.30 per share for gross proceeds of $23,000 upon the exercise of stock options; and

  granted 7,500 stock options to a consultant that can be exercised at a price of $7.89 per share until October 17, 2024.

20